Mail Stop 6010

      February 21, 2006

Via Facsimile and U.S. Mail

Mr. David G. Franz
Chief Financial Officer
Semtech Corporation
200 Flynn Road
Camarillo, CA   93012-8790


	Re:	Semtech Corporation
		Form 10-K for the year ended January 30, 2005
Filed April 15, 2005
Form 10-Q as of October 30, 2005
		File No. 1-06395


Dear Mr. Franz:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-Q for the quarter ended October 30, 2005

Note 9 - Acquisition, page 12

1. We note your response to prior comment 2. The analysis provided in your response appears to be an analysis of the requirements of Regulation S-X and not the requirements of SFAS 141. Please note that the determination of whether an acquisition is a "material business combination" should be made based on the specific facts and circumstances relating to an acquisition and should consider whether the acquisition is expected to have a material effect on the results of operations of the company. Refer to SAB 99. Please provide us with your analysis of the materiality of the business combination and revise future filings to comply with paragraphs 51-55 of SFAS 141 as appropriate.

Response Letter dated January 30, 2006

2. We note that you did not provide the three acknowledgements requested in our previous comment letter in your January 30, 2006 correspondence. As such, we have repeated the acknowledgements in this comment letter as noted below. Please include your acknowledgements in your response letter which addresses our comments above.



*    *    *    *



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Burton, Staff Accountant, at (202)
551-
3626 or me at (202) 551-3643 if you have questions regarding this comment. In this regard, do not hesitate to contact Michele
Gohlke,
Branch Chief, at (202) 551-3327.

							Sincerely,


      Kevin L. Vaughn
					  		Reviewing Accountant

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Mr. David G. Franz
Semtech Corporation
February 21, 2006
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